Exhibit 99.1

VivoPower International PLC Executes Definitive Agreement to Acquire 51% of a Light Electric Vehicle Company, Tembo e-LV

LONDON, October 9, 2020

VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”) – an international battery technology, electric vehicle, solar and critical power services company is pleased to announce that it has signed a definitive agreement to acquire a 51% shareholding in Tembo e-LV B.V. (“Tembo”).

Tembo is a Netherlands-based specialist battery-electric and off-road vehicle company with global sales and distribution channels across four continents. It services a diverse range of sectors – from mining, infrastructure and utilities to government services, game safaris and humanitarian aid – by providing customized light electric vehicles, often for rugged applications.

The purchase consideration will be USD$4.7 million, and VivoPower will have the option to acquire the remaining 49% of Tembo in the future. The transaction is subject to customary closing conditions including capital structuring and funding mix requirements.

Tembo generated USD$2.3 million in revenue (unaudited) for its fiscal year ended December 31, 2019.

Based on an analysis of publicly available industry data, the Company estimates that the potential global addressable market for commercial fleet electric vehicles could be at least USD$36 billion within the markets in which Tembo is currently active (which presently do not include the United States, Asia or South America).

“We look forward to working even more closely with the Tembo team in scaling up its capacity to deliver customized and/or ruggedized commercial fleet electrification solutions. Furthermore, this acquisition will enable VivoPower to accelerate the roll out of our sustainable energy solutions offering, with an initial focus on the mining, infrastructure and utilities sectors globally,” said Kevin Chin, VivoPower’s Executive Chairman and CEO.

VivoPower and Tembo have over 700 active customers combined, many of which are in the mining, infrastructure and utilities sectors.

“VivoPower’s investment will allow Tembo to build additional capacity to meet pent up demand from our customers and improve efficiencies of scale. Given that the Tembo and VivoPower teams have already started working together on customer-initiated requests for proposals, we believe that this will translate into a growing order book,” said Tembo founder and CEO, Frank Daams.

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, the United States, Canada and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the completion of the Tembo acquisition, the anticipated benefits of the Tembo acquisition, and the related potential global addressable market. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com